UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of Jun, 2024

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABF Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Modification to the acquisition of own shares Program.

Autonomous City of Buenos Aires, Jun 4, 2024

Messrs.
Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant Fact – Modification to the acquisition of own shares Program.

To whom it may concern,

Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV) ("Supervielle" or the "Company"), a financial services company in Argentina with a national presence, announces that in compliance with the provisions of Article 11 of Chapter I Title II and Article 2 Chapter I Title XII of the National Securities Commission ("CNV") Regulations (TO 2013), the Board of Directors of the Company resolved to amend points "b" and "d" of the terms and conditions of the Share Buyback Program approved on April 19, 2024, and subsequently amended on May 7, 2024, as follows:

“b. The maximum amount to be invested will be $8,000,000,000 (Eight Billion Pesos) or the lesser amount resulting from the acquisition until reaching 10% of the share capital, including for the calculation of said percentage the shares that the Company already holds in treasury.”

“d. The amount of acquisitions may not exceed twenty-five percent (25%) of the average daily transaction volume experienced by the Company's shares during the previous 90 (ninety) business days in accordance with the provisions of Law No. 26,831. For the purpose of calculating the limit established by current regulations, the Company will take into account the average daily transaction volume experienced by the shares in the period indicated in the two markets in which it operates (Argentine Stock Exchanges and Markets and New York Stock Exchange).”

The remaining terms and conditions will remain in force as approved by the Board of Directors of the Company in Minutes No. 718 and No. 722.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: Jun 4, 2024	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer